Filer:  Tyco International Ltd.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                     Subject Company: Tycom Ltd.
                                                     Commission File No. 1-15765




FOR IMMEDIATE RELEASE

CONTACT:
NEWS MEDIA                                  INVESTOR RELATIONS
Maryanne Kane                               Peter Ferris
Chief Communications Officer                Managing Director
Tyco International (US) Inc.                TyCom (US) Ltd.
508-747-0800                                603-775-6344



   TYCOM RECEIVES PROPOSAL FROM TYCO TO ACQUIRE OUTSTANDING MINORITY INTEREST

Hamilton, Bermuda, October 4, 2001: TyCom Ltd. (NYSE: TCM; BSX: TCM) announced today that its Board of Directors has received a proposal from Tyco International Ltd. (NYSE: TYC; LSE: TYI; BSX: TYC) in which Tyco has offered to acquire the outstanding 11% minority interest in TyCom representing approximately 56 million common shares.

Under the terms of Tyco's offer presented to the TyCom Board of Directors, the public holders of TyCom common shares would receive 0.2997 of a Tyco common share for each outstanding TyCom common share. Based on the closing price on the New York Stock Exchange of a Tyco common share on October 3, 2001, this represents a value of $14.00 per TyCom common share. Tyco's proposal is subject to the approval of the Board of Directors of TyCom, the negotiation and execution of a definitive agreement, and any required regulatory approvals. TyCom's Board of Directors has formed a Special Committee which will select independent legal and financial advisors to evaluate the offer and make a recommendation to the TyCom Board.


ABOUT TYCOM LTD.
TyCom Ltd. (NYSE: TCM; BSX: TCM), with fiscal 2000 revenues of $2.54 billion, is one of the world's largest providers of advanced broadband communications capacity, systems and services. TyCom is a leading fully integrated supplier of transoceanic optical networks, is the recognized world leader in undersea technology development and


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application, and operates one of the world's largest fleets of cable ships.
The company is also deploying and selling capacity on the TyCom Global Network. TyCom's parent company is Tyco International Ltd.

Investors and security holders are advised to read the proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Tyco International Ltd. and TyCom Ltd.. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Tyco and TyCom at the Commission's web site at www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Tyco or from TyCom by directing such request to Tyco International Ltd., The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda, tel: (441) 292-8674; or to TyCom Ltd., Crown House, 4 Par-la-Ville Road, Hamilton HM 08, Bermuda.

TyCom and certain other persons referred to below may be deemed to be participants in any solicitation of proxies of TyCom's shareholders to adopt the agreement providing for Tyco's acquisition of the minority interest in TyCom. The participants in such solicitation may include the directors and executive officers of TyCom, who may have an interest in the transaction, including as a result of holding stock or options of TyCom. A detailed list of the names and interests of TyCom's directors and executive officers is contained in TyCom's Proxy Statement for its Annual Meeting, held on March 27, 2001, which may be obtained without charge at the Commission's web site at www.sec.gov.